Term Sheet No. U98
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. U-I dated December 2, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 January 11, 2010
$ 9.00% - 10.00%* per annum Callable Yield Notes Linked to the Performance of the Energy Select Sector SPDR® Fund and the SPDR® Gold Trust due January 31, 2011
Financial Products

General
  The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlyings. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs with respect to either Underlying.
  The interest payments will be paid quarterly at a rate which is expected to be between 9.00% - 10.00%* per annum (to be determined on the Trade Date), calculated on a 30/360 basis, subject to Early Redemption.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing January 31, 2011†.
  Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
  The securities are expected to price on or about January 26, 2010 (the “Trade Date”) and are expected to settle on or about January 29, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg symbol, Initial Level and Knock-In Level:
	Underlyings	Bloomberg Tickers	Initial Levels	Knock-In Levels
	Energy Select Sector SPDR Fund (“XLE”)	XLE UP
	SPDR Gold Trust (“GLD”)	GLD UP
Knock-In Levels:	The Knock-In Level for each Underlying will be 70% of the Initial Level of such Underlying.
Interest Rate*:	Expected to be between 9.00% - 10.00% per annum (to be determined on the Trade Date), calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid quarterly in arrears on April 30, 2010, July 30, 2010, October 30, 2010 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after April 30, 2010 upon at least five business days notice at 100% of the principal amount of the securities, together with any accrued but unpaid interest.

Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying reaches or falls below its Knock-In Level for that Underlying on any trading day during the Observation Period.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:

The Redemption Amount of the securities you will be entitled to receive will depend on the individual performance of each Underlying. Subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the percentage change from the Initial Level to the Final Level of the Lowest Performing Underlying, subject to a maximum of zero. In this case, the maximum Redemption Amount will equal the principal amount of the securities, but the Redemption Amount may be less than the principal amount of the securities and you could lose your entire investment.

If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities.
Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.
Lowest Performing Underlying:	The Underlying for which the lowest value is obtained from the following equation: Final Level – Initial Level Initial Level
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date†:	January 26, 2011
Maturity Date†:	January 31, 2011
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ERS5

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between 2.00% and 2.25% per $1,000 principal amount of securities in connection with the securities, consisting of selling concessions of up to 2.25% and referral fees of up to 0.00%. For more detailed information, please see ‘’Supplemental Plan of Distribution (Conflicts of Interest)’’ on the last page of this term sheet.
The agent for this offering, Credit Suisse Securities (USA) LLC (‘’CSSU’’), is our affiliate. For more information, see ‘’Supplemental Plan of Distribution (Conflicts of Interest)’’ on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

January 11, 2010

Additional Terms Specific to the Securities — You should read this term sheet together with the underlying supplement dated September 14, 2009, the product supplement dated December 2, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 relating to our Medium Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
  Underlying supplement dated September 14, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

  Product supplement No. U-I dated December 2, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000089109209004570/e37218_424b2.htm

  Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse. This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this term sheet, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for each $1,000 Principal Amount of Securities — The following tables illustrate hypothetical Redemption Amounts at maturity and total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities, based on a number of assumed variables. The tables assume that (i) the securities have not been redeemed prior to maturity, (ii) the Interest Rate applicable to the securities is 9.5% per annum (the midpoint of the expected range set forth on the cover of this term sheet), (iii) the term of the securities is exactly one year and (iv) the Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying. These examples are provided for illustration purposes only. The actual payment amounts received by investors will depend on several variables, including, but not limited to (a) whether the closing level of either Underlying is less than or equal to its respective Knock-In Level on any trading day during the Observation Period and (b) the Final Level of the Lowest Performing Underlying. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to the purchaser of the securities. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

TABLE 1: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES NOT occur during the Observation Period.

Principal Amount	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event does not occur)	Total Interest Payment	Total Payment
$1,000	50%	$1,000	$95.00	$1,095.00
$1,000	40%	$1,000	$95.00	$1,095.00
$1,000	30%	$1,000	$95.00	$1,095.00
$1,000	20%	$1,000	$95.00	$1,095.00
$1,000	10%	$1,000	$95.00	$1,095.00
$1,000	0%	$1,000	$95.00	$1,095.00
$1,000	-10%	$1,000	$95.00	$1,095.00
$1,000	-20%	$1,000	$95.00	$1,095.00

 TABLE 2: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES occur during the Observation Period.

Principal Amount	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event occurs)	Total Interest Payment	Total Payment
$1,000	50%	$1,000	$95.00	$1,095.00
$1,000	40%	$1,000	$95.00	$1,095.00
$1,000	30%	$1,000	$95.00	$1,095.00
$1,000	20%	$1,000	$95.00	$1,095.00
$1,000	10%	$1,000	$95.00	$1,095.00
$1,000	0%	$1,000	$95.00	$1,095.00
$1,000	-10%	$900	$95.00	$995.00
$1,000	-20%	$800	$95.00	$895.00
$1,000	-30%	$700	$95.00	$795.00
$1,000	-40%	$600	$95.00	$695.00
$1,000	-50%	$500	$95.00	$595.00

Hypothetical Examples of Redemption Amounts of each Security — Because the return on the securities depends upon whether a Knock-In Event occurs and the performance of the Lowest Performing Underlying, we cannot present a complete range of possible Redemption Amounts at maturity. The four examples below set forth a sampling of hypothetical Redemption Amounts at maturity based on the following assumptions:
  Principal amount of securities = $1,000
  The Initial Level is 60 for XLE and 111 for GLD.
  No exercise of our Early Redemption right.
  The Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying.
  At maturity you will be entitled to receive the Redemption Amount calculated as shown in the examples below.
  In addition to the Redemption Amount, you will be entitled to receive interest payments quarterly on each Interest Payment Date, up to and including the Maturity Date or the Early Redemption Date, as the case may be.

The examples provided herein are for illustration purposes only. The actual payment at maturity, if any, will depend on whether a Knock-In Event occurs and, if so, the Final Level of the Lowest Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Knock-In Event will occur and, if so, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level.

Example 1: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
XLE	60	60.00 (100% of Initial Level)	66.00 (110% of Initial Level)
GLD	111	77.70 (70% of Initial Level)	77.70 (70% of Initial Level)

Since the closing level of GLD reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. GLD is also the Lowest Performing Underlying. Therefore, the percentage change from the Initial Level to the Final Level of the Lowest Performing Underlying will equal:

Final Level of GLD — Initial Level of GLD	;subject to a maximum of 0.00
Initial Level of GLD
= (77.70 – 111)/111 = -0.30

The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 – 0.30) = $700.00

Example 2: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; the Lowest Performing Underlying never reaches or falls below its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
XLE	60	42.00 (70% of Initial Level)	66.00 (110% of Initial Level)
GLD	111	85.47 (77% of Initial Level)	85.47 (77% of Initial Level)

Since the closing level of XLE reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. GLD is the Lowest Performing Underlying, even though its closing level never reaches or falls below its Knock-In Level. Therefore, the percentage change of the Lowest Performing Underlying will equal:

Final Level of GLD — Initial Level of GL	;subject to a maximum of 0.00
Initial Level of GLD
= (85.47 – 111)/111 = -0.23

The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 – 0.23) = $770.00

Example 3: A Knock-In Event occurs because the closing level of at least one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is greater than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
XLE	60	42.00 (70% of Initial Level)	66.00 (110% of Initial Level)
GLD	111	99.90 (90% of Initial Level)	133.20 (120% of Initial Level)

Since the closing level of XLE reaches its Knock-In Level, a Knock-In Event occurs. XLE is also the Lowest Performing Underlying. Therefore, the percentage change of the Lowest Performing Underlying will equal:

Final Level of XLE — Initial Level of XLE	;subject to a maximum of 0.00
Initial Level of XLE
= (66.00 – 60)/60 = 0.10

BUT 0.10 is greater than the maximum, so the percentage change of the Lowest Performing Underlying is 0.00.

The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 + 0.0) = $1,000

Example 4: A Knock-In Event does not occur.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
XLE	60	46.20 (77% of Initial Level)	66.00 (110% of Initial Level)
GLD	111	86.58 (78% of Initial Level)	122.10 (110% of Initial Level)

Since the closing level of each Underlying did not reach or fall below its Knock-In Level, a Knock-In Event does not occur. Therefore, the Redemption Amount equals $1,000.

Selected Risk Considerations — An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

  THE SECURITIES ARE NOT PRINCIPAL PROTECTED — An investment in the securities is not principal protected and you may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If a Knock-In Event occurs during the Observation Period and for the Lowest Performing Underlying the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities and you could lose your entire investment if the level of the Lowest Performing Underlying falls to zero. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION — The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Level of each Underlying is greater than its respective Initial Level (regardless of whether a Knock-In Event has occurred), you will not receive the appreciation of either Underlying. Assuming the securities are held to maturity the maximum amount payable with respect to the securities will not exceed between $1,090.00 and $1,100.00 (to be determined on the Trade Date) for each $1000 principal amount of the securities.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlyings, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

  IF A KNOCK-IN EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE INDIVIDUAL PERFORMANCE OF THE LOWEST PERFORMING UNDERLYING — If a Knock-In Event occurs, your return will be based on the individual performance of the Lowest Performing Underlying. This will be true even if the closing level of the Lowest Performing Underlying never reached or fell below its Knock-In Level on any trading day during the Observation Period.

  YOUR RETURN WILL BE NEGATIVE EVEN IF A KNOCK-IN EVENT OCCURS WITH RESPECT TO ONLY ONE UNDERLYING AND THE FINAL LEVEL OF ONLY ONE UNDERLYING REACHES OR FALLS BELOW ITS INITIAL LEVEL — Your return will be negative even if a Knock-In Event occurs with respect to only one Underlying and the Final Level of only one Underlying reaches or falls below its Initial Level. Even if the closing level of only one Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, a Knock-In Event will have occurred.

  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after April 30, 2010 upon at least five business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive only the principal amount of your securities and any accrued but unpaid interest to and including the Early Redemption Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the Early Redemption Date to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

  SINCE THE SECURITIES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVELS OF EACH UNDERLYING — Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of securities linked to the lowest performing of each of two Underlyings, the individual performance of each Underlying would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the lowest performing of the two Underlyings to which the securities are linked.

  THERE ARE RISKS ASSOCIATED WITH THE ENERGY SELECT SECTOR SPDR FUND — Although shares of the Energy Select Sector SPDR Fund are listed for trading on the NYSE Arca and a number of similar products have been traded on the NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Energy Select Sector SPDR Fund or that there will be liquidity in the trading market. SSgA Funds Management, Inc. (“SSFM”) is the Energy Select Sector SPDR Fund’s investment adviser. The Energy Select Sector SPDR Fund is subject to management risk, which is the risk that SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Energy Select Sector SPDR Fund’s assets in securities not included in the Energy Select Sector Index (the “Tracked Index”) but which SSFM believes will help the Energy Select Sector SPDR Fund track the Tracked Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

  THE PERFORMANCE OF THE ENERGY SELECT SECTOR SPDR FUND MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Energy Select Sector SPDR Fund will generally invest in all of the equity securities included in the Tracked Index. There may, however, be instances where SSFM may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that SSFM believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques in seeking to track accurately the Tracked Index. In addition, the performance of the Energy Select Sector SPDR Fund will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Energy Select Sector SPDR Fund and the Tracked Index. Finally, because the shares of the Energy Select Sector SPDR Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Energy Select Sector SPDR Fund may differ from the net asset value per share of the Energy Select Sector SPDR Fund. For all of the foregoing reasons, the performance of the Energy Select Sector SPDR Fund may not correlate with the performance of the Tracked Index. For additional information about the variation between the performance of the Energy Select Sector SPDR Fund and the performance of the Tracked Index, see the information set forth under “The Energy Select Sector SPDR® Fund” in the accompanying underlying supplement.

  THE ENERGY SELECT SECTOR SPDR FUND IS CONCENTRATED IN THE ENERGY SECTOR — All or substantially all of the securities included in the Energy Select Sector SPDR Fund are issued by companies whose primary line of business are directly associated with the energy sector. Energy companies in the Energy Select Sector SPDR Fund develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Energy Select Sector SPDR Fund’s performance.

  THE VALUE OF THE SPDR GOLD TRUST MAY NOT FULLY REPLICATE THE PERFORMANCE OF THE PRICE OF GOLD — The performance of the SPDR Gold Trust may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR Gold Trust or by restrictions on access to gold or due to other circumstances. The Trust does not generate any income and as the SPDR Gold Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by the SPDR Gold Trust has gradually declined over time. The SPDR Gold Trust sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the SPDR Gold Trust rises or falls in response to changes in the price of gold. The sale of the SPDR Gold Trust’s gold to pay expenses at a time of low gold prices could adversely affect the value of the SPDR Gold Trust. Additionally, there is a risk that part or all of the SPDR Gold Trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

  THERE ARE RISKS IN SECURITIES RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION — The value of the SPDR Gold Trust is closely related to the price of gold. Gold is traded on the London Bullion Market Association (“LBMA”). The LBMA is a self-regulated association of bullion market participants. Although all market -making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICATABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE SPDR GOLD TRUST — The market price of gold which comprises the SPDR GOLD Trust tends to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the price of the SPDR GOLD Trust, and thus the value of your securities, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the securities will not reflect the return you would realize if you actually owned the Underlyings. The return on your investment, which is based on the percentage change in the Underlyings, is not the same as the total return based on the purchase of the Underlyings. As an investor in the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Underlyings.

  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the shares of the Underlyings. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of each Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

  LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES —  In addition to the levels of the Underlyings on any trading day during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Underlyings;
    the time to maturity of the securities;
    the Early Redemption feature, which is likely to limit the value of the securities;
    global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by silver producers to unwind gold hedge positions and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia investor’s expectations with respect to the rate of inflation;
    the occurrence of certain events to the Underlyings that may require an anti-dilution adjustment;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlyings, or markets generally and which may affect the prices of the Underlyings; and

    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The Underlyings – We have derived all information regarding each Underlying contained in this term sheet, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We make no representation or warranty as to the accuracy or completeness of this publicly available information. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described herein and that could affect the trading price of the shares of the Underlyings have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlyings could affect the price of the shares of the Underlyings and therefore the trading prices of the securities.

The Energy Select Sector SPDR® Fund

See “The S&P SPDR® Funds – The Energy Select Sector SPDR® Fund” in the accompanying underlying supplement.

SPDR® Gold Trust

The SPDR® Gold Trust is an investment trust formed on November 12, 2004 and sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the SPDR® Gold Trust, HSBC Bank USA, N.A. is the custodian of the SPDR® Gold Trust and State Street Global Markets, LLC is the marketing agent of the SPDR® Gold Trust. Information provided to or filed with the SEC by the SPDR® Gold Trust pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) can be located by reference to SEC file numbers 333-153150 and 001-32356, respectively, through the SEC’s website at http://www.sec.gov. The SPDR® Gold Trust is designed to provide investors with a means to invest in gold and seeks to mirror as closely as possible the price of gold bullion, before fees and expenses. The SPDR® Gold Trust holds gold bars and issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The shares of the SPDR® Gold Trust are listed on NYSE Arca, Inc. under the trading symbol “GLD.”

Use of Proceeds and Hedging — We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Performance of the Underlyings — The following graphs set forth the historical performance of the Energy Select Sector SPDR Fund and SPDR Gold Trust based on the closing levels from January 1, 2005 through January 7, 2010. The closing levels of the Energy Select Sector SPDR Fund and SPDR Gold Trust on January 7, 2010 were 59.91 and 110.83, respectively. We obtained the closing levels and other information below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the securities. The levels of either of the Underlyings may decrease so that a Knock-In Event occurs and at maturity you will receive a Redemption Amount equal to less than the principal amount of the securities. We cannot give you any assurance that the closing levels of the Underlyings will remain above their respective Knock-In Levels during the Observation Period. If the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, and the closing level of the Lowest Performing Underlying on the Valuation Date is less than its Initial Level, then you will lose money on your investment. For further information on the Underlyings, see the accompanying underlying supplement.

Certain United States Federal Income Tax Considerations — The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  a financial institution,

  a mutual fund,

  a tax-exempt organization,

  a grantor trust,

  certain U.S. expatriates,

  an insurance company,

  a dealer or trader in securities or foreign currencies,

  a person (including traders in securities) using a mark-to-market method of accounting,

  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Under one approach, each security is treated, for U.S. federal income tax purposes, as (1) a put option (the “Put Option”) that requires the holder to cash settle against the value of the lowest performing underlying for an amount equal to the Deposit (as defined below) if any underlying declines to a defined floor level and the final level thereof is equal to or less than the initial level, and (2) a deposit with us of cash, in an amount equal to the amount paid for a security (the “Deposit”) to secure the holder’s potential obligation to cash settle against the value of the lowest performing underlying. We intend to treat the securities consistent with this approach. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of a security, each holder agree to treat the securities as consisting of a Deposit and a Put Option with respect to the value of the lowest performing underlying for all U.S. federal income tax purposes. The balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.

For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments and they had term of more than one year, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. If the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments or contingent payment debt instruments.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

Alternatively, in the event that the securities have a term of more than one year and reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260 (which includes shares in, among others, an exchange-traded fund, a regulated investment company, a real estate investment trust, a partnership or trust), the IRS might assert that the securities constitute a “constructive ownership transaction.” If the securities were treated as a constructive ownership transaction, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

Interest Payments on the Securities

In accordance with the agreed-upon tax treatment described above, the portion of each coupon payment on the security that should be treated as interest on the Deposit is 0.90688% per annum and the balance should be treated as put premium received by the U.S. Holder in respect of the Put Option to us (the “Put Premium”).

We will treat the Deposit as a debt obligation issued by us. Accordingly, we will treat each coupon payment as consisting of interest of 0.90688% per annum on the Deposit and the balance as Put Premium paid to you. U.S. Holders should therefore include such interest component of the coupon in income as received or accrued, based on their method of accounting.

Put Premium and Payment of Redemption Amount on the Securities

A U.S. Holder should not be subject to tax upon receipt of the Put Premium.

If a knock-in event has occurred, a U.S. should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities”) plus the Put Premium, and (2) the U.S. Holder’s tax basis in the security (generally equal to the amount of the Deposit).

If a knock-in event has not occurred, a U.S. Holder will receive cash equal the principal amount of the security and should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities” plus the Put Premium ) and (2) the U.S. Holder’s tax basis in the security. This difference is expected to equal zero. The Put Option should be deemed to have expired unexercised and the Put Premium received should be treated as short-term capital gain at such time.

Sale or Exchange of the Securities

Upon a sale or exchange of a security, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale. The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit and the U.S. Holder’s adjusted tax basis in the Deposit (which will generally equal the issue price of the security). Except to the extent attributable to accrued but unpaid interest with respect to the Deposit, which will be subject to tax as described above under “—Interest Payments on the Securities,” such gain or loss should be long-term capital gain or loss for securities with a term of more than one year, if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. A U.S. Holder should recognize short-term capital gain equal to the amount of remaining sale proceeds allocable to the Put Option plus any previously received Put Premium. If the value of the Deposit exceeds the total sale proceeds received, then the U.S. Holder should be treated as having paid the buyer an amount equal to the amount of such excess in exchange for the buyer’s assumption of the U.S. Holder’s rights and obligations under the Put Option (such excess being referred to as “Deemed Payment”). In such a case, the U.S. Holder should recognize short-term capital gain or loss in an amount equal to the difference between the total Put Premium previously received, if any, and the amount of the Deemed Payment made by the U.S. Holder to the buyer with respect to the assumption of the Put Option. The amount of the Deemed Payment should be added to the sale proceeds allocated to the Deposit in determining the gain or loss in respect of the Deposit.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any coupon payment in respect of the securities is uncertain. Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any coupon payment. It may be possible for a non-U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty. Any Non-U.S. Holder taking the position that a coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities, payment of the redemption amount by us in respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Possible Legislation Affecting Securities Held Through Foreign Accounts

On December 7, 2009, the Tax Extenders Act of 2009 (the “Act”) was introduced in the U.S. Congress. The Act would impose a 30% withholding tax on “withholdable payments” made to foreign financial institutions (and their 50% affiliates) unless the payee foreign financial institution agrees to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the taxpayer identification number of any substantial U.S. owners to withhold tax at a rate of 30%.

Withholding under the Act would apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it would be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding and reporting regime is proposed to apply to payments made after December 31, 2012. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of your gains may be subject to 30% withholding if the Act is enacted, payment is made after December 31, 2012.

Possible Legislation Affecting Dividend Equivalent Payments

The Act also treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment, (ii) a payment made pursuant to a notional principal contract that is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). These changes would apply to payments made on or after the date that is 90 days after the date on which the Act is enacted. Where the securities reference an interest in securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine payments under the securities to be substantially similar to a dividend. Thus, if the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty, if the Act is enacted.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest) — Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC (“CSSU”).The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased. CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 2.00% and 2.25% or between $20.00 and $22.50 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.00% or $0.00 per $1,000 principal amount of securities. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

The agent for this offering, CSSU, is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any discretionary account without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.Please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement for further information.